DISTRIBUTION FEE AGREEMENT

                               FOR

                      ROYCE GIFTSHARES FUND


     The Royce Fund, a Delaware business trust (the "Trust"), and Royce Fund Services, Inc., a New York corporation ("RFS"), hereby agree that as compensation for RFS's services and for the expenses payable by RFS under the Distribution Agreement made October 31, 1985 by and between the parties hereto, RFS shall receive, for and from the assets of Royce GiftShares Fund (the "Fund"), a series of the Trust, a monthly fee equal to .25% per annum of the Fund's average net assets.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the 28th day of May, 1997.

                              THE ROYCE FUND


                              S/CHARLES M. ROYCE
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                              ROYCE FUND SERVICES, INC.


                              S/JOHN D. DIEDERICH
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